FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                              --------------------------
                                     1934
                                     ----


                               November 10, 2003

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F    X                     Form 40-F
                         -------                            -------

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                                No    X
                   -------                           -------

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                                No    X
                   -------                           -------


         [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                                No    X
                   -------                           -------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- n/a.
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                                                                Total Pages: 3


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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 Smith & Nephew plc
                                                 (Registrant)


Date: November 10, 2003                     By:  /s/ Paul Chambers
                                                 ---------------------
                                                 Paul Chambers
                                                 Company Secretary


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7 November 2003

The Secretary
London Stock Exchange
Company Announcement Office
Old Broad Street
London
EC2N 1HP


Dear Sirs,

Smith & Nephew plc has been notified that the following directors of the Company have been granted nil cost options over ordinary shares of 12 2/9p each by the Trustees of the Smith & Nephew Employees' Share Trust:

     C.J. O'Donnell           32,252
     P. Hooley                20,574

The options have been granted over an award of loyalty shares on 12 September 2003 pursuant to the rules of the Smith & Nephew Long Term Incentive Plan. The period of exercise for these options will commence immediately and end on 12 September 2010.

C.J. O'Donnell now has options over 704,812 ordinary shares and P. Hooley options over 508,172 ordinary shares.

As a result of the transfer of 5,281 shares to other beneficiaries pursuant to the Smith & Nephew Long-Term Incentive Plan Loyalty Share Award on 12 September 2003 all executive directors cease to be potential discretionary beneficiaries of the 5,281 shares previously held by the Trustees of Smith & Nephew Employees' Share Trust. The Trust now holds a total of 1,270,637 ordinary shares representing 0.14% of the share capital of the Company.

Yours faithfully,



P.R. Chambers
Company Secretary